SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 8 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

priceline.com Incorporated

(Name of Issuer)

Common Stock, par value $0.008 per share

(Title of Class of Securities)

741503106

(CUSIP Number)

Edith Shih

Hutchison Whampoa Limited

22nd Floor, Hutchison House

10 Harcourt Road

Hong Kong

(852-2128-1188)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

SCHEDULE 13D

CUSIP NO. 741503106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

HUTCHISON WHAMPOA LIMITED - Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

- 0 -
8 SHARED VOTING POWER

1,961,069 (1)
9 SOLE DISPOSITIVE POWER

- 0 -
10 SHARED DISPOSITIVE POWER

1,961,069 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,961,069 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% (2)
14	TYPE OF REPORTING PERSON

HC, CO

SCHEDULE 13D

CUSIP NO. 741503106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

FORTHCOMING ERA LIMITED - Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

- 0 -
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

- 0 -
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP NO. 741503106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ULTIMATE PIONEER LIMITED - Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

- 0 -
8 SHARED VOTING POWER

1,912,406
9 SOLE DISPOSITIVE POWER

- 0 -
10 SHARED DISPOSITIVE POWER

1,912,406

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,912,406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8% (2)
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP NO. 741503106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

CHEUNG KONG (HOLDINGS) LIMITED - Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

- 0 -
8 SHARED VOTING POWER

1,912,406 (excludes beneficial ownership of 1,961,069 shares which are disclaimed (see 11 below))
9 SOLE DISPOSITIVE POWER

- 0 -
10 SHARED DISPOSITIVE POWER

1,912,406 (excludes beneficial ownership of 1,961,069 shares which are disclaimed (see 11 below))

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,912,406 Cheung Kong (Holdings) Limited expressly disclaims beneficial ownership of 1,961,069 shares beneficially owned in aggregate by Hutchison Whampoa Limited and Ultimate Pioneer Limited
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8% (2)
14	TYPE OF REPORTING PERSON

HC, CO

SCHEDULE 13D

CUSIP NO. 741503106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Prime Pro Group Limited - Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

- 0 -
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

- 0 -
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP NO. 741503106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

POTTON RESOURCES LIMITED - Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

- 0 -
8 SHARED VOTING POWER

1,912,406
9 SOLE DISPOSITIVE POWER

- 0 -
10 SHARED DISPOSITIVE POWER

1,912,406

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,912,406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8% (2)
14	TYPE OF REPORTING PERSON

CO

(1)	Includes (i) options to purchase 23,998 shares of Common Stock of the Issuer exercisable now and within 60 days from August 30, 2006 and 2,000 shares of restricted Common Stock held by Mr. Ian Wade (the designee of FEL to the Issuer’s Board of Directors) and (ii) options to purchase 20,665 shares of Common Stock of the Issuer exercisable now and within 60 days from August 30, 2006 and 2,000 shares of restricted Common Stock of the Issuer held by Mr. Dominic Lai (the designee of FEL and UPL to the Issuer’s Board of Directors).
(2)	Based on 40,039,929 shares of Common Stock of the Issuer issued and outstanding as of August 15, 2006.

This statement constitutes Amendment No. 8 to the Schedule 13D originally filed with the Securities and Exchange Commission on February 26, 2001, as amended by Amendment No. 1 on June 11, 2001, Amendment No. 2 on July 10, 2001, Amendment No. 3 on September 25, 2001, Amendment No. 4 on September 28, 2001, Amendment No. 5 on November 16, 2001, Amendment No. 6 on August 5, 2002 and Amendment No. 7 on August 19, 2002 (collectively, the “Schedule 13D”) and is filed by Hutchison Whampoa Limited, a Hong Kong company (“HWL”); Forthcoming Era Limited (“FEL”), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL; Ultimate Pioneer Limited (“UPL”), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL; Cheung Kong (Holdings) Limited (“Cheung Kong”), a Hong Kong company and a 49.97% shareholder of HWL; Prime Pro Group Limited (“PPG”), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong; and Potton Resources Limited (“PRL”), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong. Such Schedule 13D relates to the common stock, par value $0.008 per share (“Common Stock”) of priceline.com Incorporated, a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D previously filed have the same meanings in this Amendment.

Item 2. Identity and Background.

Schedules I to VI are hereby amended and restated and attached hereto.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On September 5, 2006, FEL agreed to sell 2,924,437 shares of Common Stock, UPL agreed to sell 1,525,563 shares of Common Stock, PPG agreed to sell 2,924,437 shares of Common Stock and PRL agreed to sell 1,525,563 shares of Common Stock, all at a price of US$31.43 per share. The resulting sale proceeds for FEL, UPL, PPG and PRL will be US$91,915,054.91, US$47,948,445.09, US$91,915,054.91 and US$47,948,445.09, respectively. The sale of the shares is being underwritten by Goldman, Sachs, & Co. The sale is expected to be completed by September 11, 2006.

The shares sold were originally acquired for investment purposes only and were sold to realize the subsequent appreciation in the value of the investment. Each of UPL and PRL continues to hold 1,912,406 shares for investment purposes only and may continue to maintain, decrease or dispose of its holdings in the Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) - (b) Following the completion of the sales of Common Stock:

(i) HWL, through its indirect ownership of 100% of the issued shares of UPL, will beneficially own an aggregate of 1,961,069 shares (including options exercisable by the relevant directors within sixty days and shares of restricted Common Stock) of Common Stock, representing approximately 4.9% of the issued and outstanding Common Stock, and will have shared power over the voting and disposition of such shares.

(ii) FEL will beneficially own 0 shares of Common Stock.

(iii) UPL will beneficially own 1,912,406 shares of Common Stock, representing approximately 4.8% of the issued and outstanding Common Stock, and will have shared power over the voting and disposition of such shares.

1

(iv) Cheung Kong, through its indirect ownership of 100% of the issued shares of PRL, will beneficially own an aggregate of 1,912,406 shares of Common Stock, representing approximately 4.8% of the issued and outstanding Common Stock, and will have shared power over the voting and disposition of such shares. In addition, Cheung Kong, through its ownership of 49.97% of the issued shares of HWL, may be deemed to share voting and dispositive power over the shares of Common Stock owned by HWL and UPL. However, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of such shares.

(v) PPG will beneficially own 0 shares of Common Stock.

(vi) PRL will beneficially own 1,912,406 shares of Common Stock, representing approximately 4.8% of the issued and outstanding Common Stock, and will have shared power over the voting and disposition of such shares.

Dominic Lai, a director of HWL and the Issuer (as the designee of FEL and UPL to the Issuer’s Board of Directors), directly owns 2,000 shares of restricted stock and options to purchase 25,999 shares of Common Stock, of which options to purchase 20,665 shares are exercisable by Mr. Lai within 60 days from August 30, 2006.

Mr. Ian Wade, a director of the Issuer (as the designee of FEL to the Issuer’s Board of Directors), directly owns 2,000 shares of restricted stock and options to purchase 29,332 shares of Common Stock, of which options to purchase 23,998 shares are exercisable by Mr. Wade within 60 days from August 30, 2006.

Except as described herein, none of HWL, FEL, UPL, Cheung Kong, PPG and PRL, nor, to their best knowledge, any of their respective executive officers or directors, (i) beneficially owns any securities of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of any securities of the Issuer.

(c) Except as described herein, none of HWL, FEL, UPL, Cheung Kong, PPG and PRL, nor, to their best knowledge, any of their respective executive officers or directors, has effected any transaction in securities of the Issuer during the past 60 days.

2

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date: September 8, 2006

FOR AND ON BEHALF OF
HUTCHISON WHAMPOA LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

FOR AND ON BEHALF OF
FORTHCOMING ERA LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

FOR AND ON BEHALF OF
ULTIMATE PIONEER LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

FOR AND ON BEHALF OF
CHEUNG KONG (HOLDINGS) LIMITED

By:	/s/ Pau Yee Wan, Ezra
Name:	Pau Yee Wan, Ezra
Title:	Director

FOR AND ON BEHALF OF
PRIME PRO GROUP LIMITED

By:	/s/ Pau Yee Wan, Ezra
Name:	Pau Yee Wan, Ezra
Title:	Director

FOR AND ON BEHALF OF
POTTON RESOURCES LIMITED

By:	/s/ Pau Yee Wan, Ezra
Name:	Pau Yee Wan, Ezra
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
A.	Joint Filing Statement

SCHEDULE I

Executive Officers and Directors of

Hutchison Whampoa Limited

As of September 5, 2006

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Ka-shing 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Chairman, Hutchison Whampoa Limited Chairman, Cheung Kong (Holdings) Limited

LI Tzar Kuoi, Victor 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong

Deputy Chairman and Executive Director,

Hutchison Whampoa Limited

Managing Director and Deputy Chairman,

Cheung Kong (Holdings) Limited

Chairman, Cheung Kong Infrastructure

Holdings Limited[2]

Chairman, CK Life Sciences Int’l.,

(Holdings) Inc.[11]

Co-Chairman, Husky Energy Inc.[7]

Executive Director, Hongkong Electric

Holdings Limited[3]

Director, The Hongkong and Shanghai

Banking Corporation Limited (banking),

No. 1 Queen’s Road Central, Hong Kong

FOK Kin-ning, Canning	British

Group Managing Director and Executive

Director, Hutchison Whampoa Limited

Chairman, Hutchison Telecommunications

International Limited[10]

Chairman, Hutchison Telecommunications

(Australia) Limited[4]

Chairman, Partner Communications

Company Ltd.[5]

Chairman, Hutchison Harbour Ring

Limited[8]

Chairman, Hongkong Electric

Holdings Limited[3]

Co-Chairman, Husky Energy Inc.[7]

Deputy Chairman, Cheung Kong

Infrastructure Holdings Limited[2]

Non-executive Director, Cheung Kong

(Holdings) Limited

CHOW WOO Mo Fong, Susan	British

Deputy Group Managing Director and

Executive Director, Hutchison Whampoa

Limited

Executive Director, Cheung Kong

Infrastructure Holdings Limited[2]

Executive Director, Hutchison Harbour Ring

Limited[8]

Executive Director, Hongkong Electric Holdings Limited[3]

Director, Hutchison Telecommunications

(Australia) Limited[4]

Director, Partner Communications

Company Ltd.[5]

Non-executive Director, TOM Group Limited[6]

Director, Forthcoming Era Limited

Director, Ultimate Pioneer Limited

Frank John SIXT	Canadian

Group Finance Director and Executive

Director, Hutchison Whampoa Limited

Chairman, TOM Group Limited[6]

Chairman, TOM Online Inc.[9]

Executive Director, Cheung Kong

Infrastructure Holdings Limited[2]

Executive Director, Hongkong Electric

Holdings Limited[3]

Director, Hutchison Telecommunications (Australia) Limited[4]

Director, Husky Energy Inc.[7]

Director, Partner Communications Company Ltd.[5]

Non-executive Director, Hutchison

Telecommunications International Limited[10]

Non-executive Director, Cheung Kong (Holdings) Limited

Director, Forthcoming Era Limited

Director, Ultimate Pioneer Limited

LAI Kai Ming, Dominic	Canadian	Executive Director, Hutchison Whampoa Limited Deputy Chairman, Hutchison Harbour Ring Limited[8] Director, Hutchison Telecommunications (Australia) Limited[4]

George Colin MAGNUS Private Office 701, Carpo Commercial Building 18-20 Lyndhurst Terrace Central Hong Kong	British

Non-executive Director, Hutchison Whampoa Limited Non-executive Director, Cheung Kong (Holdings) Limited

Non-executive Director, Hongkong Electric Holdings Limited[3]

Non-executive Director, Cheung Kong

Infrastructure Holdings Limited[2]

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong

Executive Director, Hutchison Whampoa Limited

Deputy Managing Director, Cheung

Kong (Holdings) Limited

Group Managing Director, Cheung

Kong Infrastructure Holdings Limited[2]

President and Chief Executive Officer,

CK Life Sciences Int’l., (Holdings) Inc.[11]

Executive Director, Hongkong Electric

Holdings Limited[3]

The Hon. Sir Michael KADOORIE 24th Floor, St. George’s Building, 2 Ice House Street Central, Hong Kong	British

Independent Non-executive Director,

Hutchison Whampoa Limited

Chairman, CLP Holdings Limited

(investment holding), 147 Argyle Street,

Kowloon, Hong Kong

Chairman, The Hongkong and Shanghai

Hotels, Limited (hotel catering and real estate),

8th Floor, St. George’s Building,

2 Ice House Street, Central, Hong Kong

Chairman, Heliservices (Hong Kong)

Limited (provision of helicopter services),

2107 St. George’s Building, 2 Ice House

Street, Central, Hong Kong

Holger KLUGE 33 Delisle Ave., Suite 509 Toronto, Ontario M4V 3C7 Canada	Canadian

Independent Non-executive Director,

Hutchison Whampoa Limited

Independent Non-executive Director, Husky Energy Inc.[7]

Independent Non-executive Director,

Hongkong Electric Holdings Limited[3]

Independent Non-executive Director,

Shoppers Drug Mart Corporation (licensor of full-service retail drug stores), 243 Consumers Road, Toronto,

Ontario, M2J 4W8, Canada

Simon MURRAY Suite 3601, Cheung Kong Center 2 Queen’s Road Central Hong Kong	British

Independent Non-executive Director,

Hutchison Whampoa Limited

Chairman, General Enterprise Management

Services Limited (investment fund),

Suite 3601, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Independent Non-executive Director,

Cheung Kong (Holdings) Limited

OR Ching Fai, Raymond 83 Des Voeux Road Central Hong Kong	British

Independent Non-executive Director,

Hutchison Whampoa Limited

Director, The Hongkong and

Shanghai Banking Corporation Limited

(banking), 1 Queen’s Road Central,

Hong Kong

Vice Chairman and Chief Executive,

Hang Seng Bank Limited (banking),

83 Des Voeux Road Central,

Hong Kong

William SHURNIAK Limerick, Saskatchewan Canada S0H 2P0	Canadian

Non-executive Director, Hutchison Whampoa Limited

Chairman, Northern Gas Networks Limited (operation of natural gas distribution network), 1100 Century Way, Thorpe Park Business Park, Colton,

Leeds LS15 8TU, United Kingdom

Deputy Chairman, Husky Energy Inc.[7]

WONG Chung Hin 1225 Prince’s Building 10 Chater Road Hong Kong	British

Independent Non-executive Director,

Hutchison Whampoa Limited

Independent Non-executive Director, The Bank of East Asia, Limited

(banking), No. 10 Des Voeux Road

Central, Hong Kong

Independent Non-executive Director, Hongkong Electric Holdings Limited[3]

SCHEDULE II

Executive Officers and Directors of

Forthcoming Era Limited

As of September 5, 2006

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHOW WOO Mo Fong, Susan	British

Director, Forthcoming Era Limited

Deputy Group Managing Director and

Executive Director, Hutchison Whampoa

Limited

Executive Director, Cheung Kong

Infrastructure Holdings Limited[2]

Executive Director, Hutchison Harbour Ring

Limited[8]

Executive Director, Hongkong Electric Holdings

Limited[3]

Director, Hutchison Telecommunications

(Australia) Limited[4]

Director, Partner Communications

Company Ltd.[5]

Non-executive Director, TOM Group Limited[6]

Director, Ultimate Pioneer Limited

Frank John SIXT	Canadian

Director, Forthcoming Era Limited

Group Finance Director and Executive

Director, Hutchison Whampoa Limited

Chairman, TOM Group Limited[6]

Chairman, TOM Online Inc.[9]

Executive Director, Cheung Kong

Infrastructure Holdings Limited[2]

Executive Director, Hongkong Electric

Holdings Limited[3]

Director, Hutchison Telecommunications (Australia) Limited[4]

Director, Husky Energy Inc.[7]

Director, Partner Communications Company Ltd.[5]

Non-executive Director, Hutchison

Telecommunications International Limited[10]

Non-executive Director, Cheung Kong (Holdings) Limited

Director, Ultimate Pioneer Limited

HO Wai Leung, Edmond Hutchison House 5 Hester Road London SW11 4AN United Kingdom	British

Director, Forthcoming Era Limited

Director, Hutchison Whampoa (Europe) Limited

(consultancy services),

Hutchison House,

5 Hester Road, London SW11 4AN, United Kingdom

Director, Hutchison Whampoa (UK) Limited (investment holding),

Hutchison House, 5 Hester Road, London SW11 4AN,

United Kingdom

Director, Hutchison Whampoa Properties (Europe) Limited (project management), Hutchison House, 5 Hester Road, London SW11 4AN, United Kingdom

Director, Ultimate Pioneer Limited

Christian Nicolas Roger SALBAING Hutchison House 5 Hester Road London SW11 4AN United Kingdom	French

Director, Forthcoming Era Limited

Deputy Chairman, Hutchison Whampoa (Europe) Limited (consultancy services), Hutchison House,

5 Hester Road, London SW11 4AN, United Kingdom

Director, Potton Resources Limited

Director, Prime Pro Group Limited

Director, Ultimate Pioneer Limited

SNG Cheng Khoong, Robin 5000D #12-14 Marine Parade Road, Singapore 449287	Singaporean	Director, Forthcoming Era Limited Director, Ultimate Pioneer Limited

SCHEDULE III

Executive Officers and Directors of

Ultimate Pioneer Limited

As of September 5, 2006

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHOW WOO Mo Fong, Susan	British

Director, Ultimate Pioneer Limited

Deputy Group Managing Director and

Executive Director, Hutchison Whampoa

Limited

Executive Director, Cheung Kong

Infrastructure Holdings Limited[2]

Executive Director, Hutchison Harbour Ring

Limited[8]

Executive Director, Hongkong Electric Holdings

Limited[3]

Director, Hutchison Telecommunications

(Australia) Limited[4]

Director, Partner Communications

Company Ltd.[5]

Non-executive Director, TOM Group Limited[6]

Director, Forthcoming Era Limited

Frank John SIXT	Canadian

Director, Ultimate Pioneer Limited

Group Finance Director and Executive

Director, Hutchison Whampoa Limited

Chairman, TOM Group Limited[6]

Chairman, TOM Online Inc.[9]

Executive Director, Cheung Kong

Infrastructure Holdings Limited[2]

Executive Director, Hongkong Electric

Holdings Limited[3]

Director, Hutchison Telecommunications (Australia) Limited[4]

Director, Husky Energy Inc.[7]

Director, Partner Communications Company Ltd.[5]

Non-executive Director, Hutchison

Telecommunications International Limited[10]

Non-executive Director, Cheung Kong (Holdings) Limited

Director, Forthcoming Era Limited

HO Wai Leung, Edmond Hutchison House 5 Hester Road London SW11 4AN United Kingdom	British

Director, Ultimate Pioneer Limited

Director, Hutchison Whampoa (Europe) Limited

(consultancy services), Hutchison House,

5 Hester Road, London SW11 4AN, United Kingdom

Director, Hutchison Whampoa (UK) Limited (investment holding),

Hutchison House, 5 Hester Road, London SW11 4AN,

United Kingdom

Director, Hutchison Whampoa Properties (Europe) Limited (project management), Hutchison House, 5 Hester Road, London SW11 4AN, United Kingdom

Director, Forthcoming Era Limited

Christian Nicolas Roger SALBAING Hutchison House 5 Hester Road London SW11 4AN United Kingdom	French

Director, Ultimate Pioneer Limited

Deputy Chairman, Hutchison Whampoa (Europe) Limited (consultancy services), Hutchison House,

5 Hester Road, London SW11 4AN, United Kingdom

Director, Forthcoming Era Limited

Director, Potton Resources Limited

Director, Prime Pro Group Limited

SNG Cheng Khoong, Robin 5000D #12-14 Marine Parade Road, Singapore 449287	Singaporean	Director, Ultimate Pioneer Limited Director, Forthcoming Era Limited

SCHEDULE IV

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of September 5, 2006

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Ka-shing	Hong Kong	Chairman, Cheung Kong (Holdings) Limited Chairman, Hutchison Whampoa Limited

LI Tzar Kuoi, Victor	Hong Kong

Managing Director and Deputy Chairman, Cheung Kong (Holdings) Limited

Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Chairman, CK Life Sciences Int’l., (Holdings) Inc.[11] Deputy Chairman and Executive Director, Hutchison Whampoa Limited

Co-Chairman, Husky Energy Inc.[7]

Executive Director, Hongkong Electric Holdings Limited[3]

Director, The Hongkong and Shanghai Banking Corporation Limited (banking),

No. 1 Queen’s Road Central, Hong Kong

KAM Hing Lam	Hong Kong

Deputy Managing Director, Cheung Kong (Holdings) Limited

Group Managing Director, Cheung Kong Infrastructure Holdings Limited[2]

President and Chief Executive Officer, CK Life Sciences Int’l., (Holdings) Inc.[11]

Executive Director, Hutchison Whampoa Limited Executive Director, Hongkong Electric Holdings Limited[3]

IP Tak Chuen, Edmond	British

Deputy Managing Director, Cheung Kong (Holdings) Limited

Deputy Chairman and Executive Director,

Cheung Kong Infrastructure Holdings Limited[2]

Senior Vice President and Chief Investment Officer,

CK Life Sciences Int’l., (Holdings) Inc.[11]

Non-executive Director, TOM Group Limited[6]

Director, Potton Resources Limited

Director, Prime Pro Group Limited

CHUNG Sun Keung, Davy	Hong Kong	Executive Director, Cheung Kong (Holdings) Limited

PAU Yee Wan, Ezra	Hong Kong	Executive Director, Cheung Kong (Holdings) Limited Director, Potton Resources Limited Director, Prime Pro Group Limited

WOO Chia Ching, Grace	U.S.A.	Executive Director, Cheung Kong (Holdings) Limited

CHIU Kwok Hung, Justin	Canadian	Executive Director, Cheung Kong (Holdings) Limited

LEUNG Siu Hon 502 Aon China Building 29 Queen’s Road Central Hong Kong	British	Non-executive Director, Cheung Kong (Holdings) Limited Consultant, Messrs. S.H. Leung and Co. (solicitors’ firm), 502 Aon China Building, 29 Queen’s Road Central, Hong Kong

FOK Kin-ning, Canning 22nd Floor, Hutchison House 10 Harcourt Road Hong Kong	British

Non-executive Director, Cheung Kong (Holdings) Limited

Group Managing Director and Executive Director, Hutchison Whampoa Limited

Chairman, Hutchison Telecommunications International Limited[10]

Chairman, Hutchison Telecommunications (Australia) Limited[4]

Chairman, Partner Communications Company Ltd.[5]

Chairman, Hutchison Harbour Ring Limited[8]

Chairman, Hongkong Electric Holdings Limited[3]

Co-Chairman, Husky Energy Inc.[7]

Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Frank John SIXT 22nd Floor, Hutchison House 10 Harcourt Road Hong Kong	Canadian

Non-executive Director, Cheung Kong (Holdings) Limited

Group Finance Director and Executive Director, Hutchison Whampoa Limited

Chairman, TOM Group Limited[6]

Chairman, TOM Online Inc.[9]

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hongkong Electric Holdings Limited[3]

Director, Hutchison Telecommunications (Australia) Limited[4]

Director, Husky Energy Inc.[7]

Director, Partner Communications Company Ltd.[5]

Non-executive Director, Hutchison Telecommunications International Limited[10]

Director, Forthcoming Era Limited

Director, Ultimate Pioneer Limited

CHOW Kun Chee, Roland 12/F, Prince’s Building Chater Road Hong Kong	British	Non-executive Director, Cheung Kong (Holdings) Limited Consultant, Herbert Tsoi and Partners (solicitors’ firm), 602 Aon China Building, 29 Queen’s Road Central, Hong Kong

George Colin MAGNUS Private Office 701, Carpo Commercial Building 18-20 Lyndhurst Terrace Central Hong Kong	British

Non-executive Director, Cheung Kong (Holdings) Limited

Non-executive Director, Hongkong Electric Holdings Limited[3]

Non-executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Non-executive Director, Hutchison Whampoa Limited

KWOK Tun-li, Stanley #238-1501 West Broadway Vancouver, B.C. V6J 4Z6	Canadian	Independent Non-executive Director, Cheung Kong (Holdings) Limited Director, Amara International Investment Corporation (investment holdings), #238-1501 West Broadway Vancouver, B.C. V6J 4Z6

YEH Yuan Chang, Anthony 26th Floor, Tower A Regent Centre 63 Wo Yi Hop Road Kwai Chung Hong Kong	Hong Kong

Independent Non-executive Director, Cheung Kong (Holdings) Limited

Honorary Life President, Tai Ping Carpets International Limited

(carpet manufacturing),

26th Floor, Tower A,

Regent Centre,

63 Wo Yi Hop Road,

Kwai Chung,

Hong Kong

Simon MURRAY Suite 3601, Cheung Kong Center 2 Queen’s Road Central Hong Kong	British

Independent Non-executive Director, Cheung Kong (Holdings) Limited

Chairman, General Enterprise Management Services Limited

(investment fund),

Suite 3601, Cheung Kong Center,

2 Queen’s Road Central, Hong Kong

Independent Non-executive Director, Hutchison Whampoa Limited

CHOW Nin Mow, Albert Units 2001, 20/F, West Tower Shun Tak Centre 168-200 Connaught Road Central Hong Kong	British

Independent Non-executive Director, Cheung Kong (Holdings) Limited

Chairman & Managing Director, Wah Yip (Holdings) Limited

(property development and investment),

Units 2001 20/F, West Tower,

Shun Tak Centre,

168-200 Connaught Road Central,

Hong Kong

HUNG Siu-lin, Katherine	Hong Kong	Independent Non-executive Director, Cheung Kong (Holdings) Limited

WONG Yick-ming, Rosanna Room 906, Duke of Windsor Social Service Building 15 Hennessy Road Wanchai, Hong Kong	Hong Kong

Independent Non-executive Director, Cheung Kong (Holdings) Limited

Chairman, Education Commission of the Hong Kong Special Administrative Region

Executive Director, Hong Kong Federation of Youth Groups

(charitable organisation),

Room 906, Duke of Windsor Social Service Building,

15 Hennessy Road, Wanchai, Hong Kong

Director, The Hongkong and Shanghai Banking Corporation Limited (banking),

No. 1 Queen’s Road Central, Hong Kong

KWAN Chiu Yin, Robert 35th Floor, Pacific Place 1 88 Queensway Central Hong Kong	British

Independent Non-executive Director, Cheung Kong (Holdings) Limited

Independent Non-executive Director, Shun Tak Holdings Limited

(shipping, property, hotel, finance, restaurant and air transport),

Penthouse 39/F West Tower,

Shun Tak Centre, 200 Connaught Road Central,

Hong Kong

CHEONG Ying Chew, Henry 6/F New Henry House 10 Ice House Street Central Hong Kong	British

Independent Non-executive Director, Cheung Kong (Holdings) Limited

Independent Non-executive Director,

Cheung Kong Infrastructure Holdings Limited[2]

Independent Non-executive Director,

Excel Technology International Holdings Limited

(investment holding),

5/F., 633 King’s Road,

North Point, Hong Kong

Independent Non-executive Director, Forefront International Holdings Limited

(trading of motor trucks, coaches and vehicles accessories, repair and maintenance and other motor vehicle related service and finance business, development of smart card system and investment holding),

1/F, Forefront Cyber Centre,

9 Fui Sha Wai Lane, Tong Yan San Tsuen,

Yuen Long, N.T., Hong Kong

Independent Non-executive Director, TOM Group Limited[6]

Independent Non-executive Director, Jade Asia Pacific Fund Inc.

(investment fund),

Walkers P O Box 265 GT,

Walker House, Mary Street,

George Town, Grand Cayman

Non-executive Deputy Chairman, Worldsec Limited

(investment holdings),

Canon’s Court, 22 Victoria Street, Hamilton,

HM 12, Bermuda

SCHEDULE V

Executive Officers and Directors of

Prime Pro Group Limited

As of September 5, 2006

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
IP Tak Chuen, Edmond	British

Director, Prime Pro Group Limited

Deputy Managing Director, Cheung Kong (Holdings) Limited

Deputy Chairman and Executive Director,

Cheung Kong Infrastructure Holdings Limited[2]

Senior Vice President and Chief Investment Officer,

CK Life Sciences Int’l., (Holdings) Inc.[11]

Non-executive Director, TOM Group Limited[6]

Director, Potton Resources Limited

PAU Yee Wan, Ezra	Hong Kong	Director, Prime Pro Group Limited Executive Director, Cheung Kong (Holdings) Limited Director, Potton Resources Limited

YEO May Ann, Annie	Singaporean	Director, Prime Pro Group Limited Director, Potton Resources Limited

LAU Chin Sung, John 39/F., 707, 8th Avenue S.W. Calgary, Alberta Canada T2P 1H5	Australian	Director, Prime Pro Group Limited President and Chief Executive Officer, Husky Energy Inc.[7] Director, Potton Resources Limited

WANG Qi, James Unit 1212, Tower C2 Oriental Plaza No. 1 East Chang An Avenue Beijing 100738 People’s Republic of China	Chinese	Director, Prime Pro Group Limited Director, Potton Resources Limited

Christian Nicolas Roger SALBAING Hutchison House 5 Hester Road London SW11 4AN United Kingdom	French

Director, Prime Pro Group Limited

Deputy Chairman, Hutchison Whampoa (Europe) Limited

(consultancy services),

Hutchison House,

5 Hester Road, London SW11 4AN,

United Kingdom

Director, Potton Resources Limited

Director, Forthcoming Era Limited

Director, Ultimate Pioneer Limited

SCHEDULE VI

Executive Officers and Directors of

Potton Resources Limited

As of September 5, 2006

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
IP Tak Chuen, Edmond	British

Director, Potton Resources Limited

Deputy Managing Director, Cheung Kong (Holdings) Limited

Deputy Chairman and Executive Director,

Cheung Kong Infrastructure Holdings Limited[2]

Senior Vice President and Chief Investment Officer,

CK Life Sciences Int’1., (Holdings) Inc.[11]

Non-executive Director, TOM Group Limited[6]

Director, Prime Pro Group Limited

PAU Yee Wan, Ezra	Hong Kong	Director, Potton Resources Limited Executive Director, Cheung Kong (Holdings) Limited Director, Prime Pro Group Limited

YEO May Ann, Annie	Singaporean	Director, Potton Resources Limited Director, Prime Pro Group Limited

LAU Chin Sung, John 39/F., 707, 8th Avenue S.W. Calgary, Alberta Canada T2P 1H5	Australian	Director, Potton Resources Limited President and Chief Executive Officer, Husky Energy Inc.[7] Director, Prime Pro Group Limited

WANG Qi, James Unit 1212, Tower C2 Oriental Plaza No. 1 East Chang An Avenue Beijing 100738 People’s Republic of China	Chinese	Director, Potton Resources Limited Director, Prime Pro Group Limited

Christian Nicolas Roger SALBAING Hutchison House 5 Hester Road London SW11 4AN United Kingdom	French

Director, Potton Resources Limited

Deputy Chairman, Hutchison Whampoa (Europe) Limited

(consultancy services),

Hutchison House,

5 Hester Road, London SW11 4AN,

United Kingdom

Director, Prime Pro Group Limited

Director, Forthcoming Era Limited

Director, Ultimate Pioneer Limited

1a.	Unless otherwise indicated, the business address of each of the named persons is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.
1b.	Unless otherwise indicated, the business address of each of the named persons is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.
2.	The principal business address of Cheung Kong Infrastructure Holdings Limited is 12th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is the development, investment and operation of infrastructure businesses in Hong Kong, the Mainland, Australia and the United Kingdom.
3.	The principal business address of Hongkong Electric Holdings Limited is 44 Kennedy Road, Hong Kong. The principal business of Hongkong Electric Holdings Limited is generation and supply of electricity.
4.	The principal business address of Hutchison Telecommunications (Australia) Limited is Building A, 207 Pacific Highway, St. Leonards NSW 2065, Sydney, Australia. The principal business of Hutchison Telecommunications (Australia) Limited is telecommunications.
5.	The principal business address of Partner Communications Company Ltd. is 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel. The principal business of Partner Communications Company Ltd. is cellular mobile telephone services.
6.	The principal business address of TOM Group Limited is 48/F., The Center, 99 Queen’s Road Central, Central, Hong Kong. The principal business of TOM Group Limited is the provision of internet, outdoor media, publishing, sports, television and entertainment across markets in Mainland China, Taiwan and Hong Kong.
7.	The principal business address of Husky Energy Inc. is 707-8th Avenue S.W., Box 6525, Station D, Calgary, Alberta, Canada, T2P 3G7. The principal business of Husky Energy Inc. is investment in oil and gas.
8.	The principal business address of Hutchison Harbour Ring Limited is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. The principal business of Hutchison Harbour Ring Limited is principally engaged in toy manufacturing, property investment, design, production and distribution of mobile phone accessories and other high-end electronic products as well as licencing and sourcing of consumer products.
9.	The principal business address of TOM Online Inc. is 48/F., The Center, 99 Queen’s Road Central, Central, Hong Kong. The principal business of TOM Online Inc. is the provision of value-added multimedia products and services in China.
10.	The principal business address of Hutchison Telecommunications International Limited is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. The principal business of Hutchison Telecommunications International Limited is the provision of mobile and fixed-line telecommunications services.
11.	The principal business address of CK Life Sciences Int’l., (Holdings) Inc. is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The principal business of CK Life Sciences Int’l., (Holdings) Inc. is the research and development, manufacturing, commercialization, marketing and selling of environmental and human health products, as well as investment in various financial and investment products.

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13D filed herewith is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Date: September 8, 2006

FOR AND ON BEHALF OF
HUTCHISON WHAMPOA LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

FOR AND ON BEHALF OF
FORTHCOMING ERA LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

FOR AND ON BEHALF OF
ULTIMATE PIONEER LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

FOR AND ON BEHALF OF
CHEUNG KONG (HOLDINGS) LIMITED

By:	/s/ Pau Yee Wan, Ezra
Name:	Pau Yee Wan, Ezra
Title:	Director

FOR AND ON BEHALF OF
PRIME PRO GROUP LIMITED

By:	/s/ Pau Yee Wan, Ezra
Name:	Pau Yee Wan, Ezra
Title:	Director

FOR AND ON BEHALF OF
POTTON RESOURCES LIMITED

By:	/s/ Pau Yee Wan, Ezra
Name:	Pau Yee Wan, Ezra
Title:	Director